[Rochester Medical Corporation Letterhead]
March 6, 2007
Mr. Kevin L. Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-5549

RE:	Rochester Medical Corporation
Form 10-K for the year ended September 30, 2006
File No. 0-18933
Dear Mr. Vaughn:
This letter contains the responses of Rochester Medical Corporation, a Minnesota corporation (the “Company”), to your letter dated February 26, 2007 (the “SEC Letter”). The responses contained in this letter correspond to the numbered comments in the SEC Letter, which is attached for your convenience.
Form 10-K for the year ended September 30, 2006
Item 9A. Controls and Procedures, page 48
1.	In future filings, we will include a statement addressing our officer’s conclusions regarding the effectiveness of our controls and procedures. The statement that will be included in future filings is set forth below (assuming at filing that our officers conclude that the disclosure controls and procedures are effective).

2.	In future filings, we will ensure that our officer’s conclusions address the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e). Our officer’s conclusions to be included in future filings will be as set forth below (assuming at filing that our officers conclude that our disclosure controls and procedures permit gathering of information in a timely fashion).
Proposed Disclosure in Future Filings responsive to Comments #1 and #2:
Disclosure Controls and Procedures - As of the end of the period covered by this report (the Evaluation Date), we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the 1934 Act)). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Exhibit 31.1 and 31.2
3.	In future filings, we will ensure that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) will not include the individual’s title.
In addition, the Company also acknowledges that:
1.	We are responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Rochester Medical may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning our responses, please feel free to contact me at (507) 533-9607, email at djonas@rocm.com, or reach me by fax at (507) 533-9725. Thank you.
Sincerely,

/s/ David A. Jonas
Chief Financial Officer
Rochester Medical Corporation